United States securities and exchange commission logo





                             September 8, 2023

       Michel Amar
       Chief Executive Officer
       Digihost Technology Inc.
       18 King Street East
       Suite 902
       Toronto, Ontario
       Canada M5C 1C4

                                                        Re: Digihost Technology
Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed July 14, 2023
                                                            Form 6-K filed May
15, 2023
                                                            File No. 001-40527

       Dear Michel Amar:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1. You disclose that all of your revenues in the past three years were from U.S. operations
                                                        (page 22) and more than
50% of your assets were located in the U.S. for the past three years (page F-30).
Please tell us how you determined that you qualify as a foreign private issuer. Refer to
Securities Act Rule 405 and Exchange Act Rule 3b-4.
 Michel Amar
FirstName LastNameMichel
Digihost Technology Inc. Amar
Comapany 8,
September  NameDigihost
             2023        Technology Inc.
September
Page 2    8, 2023 Page 2
FirstName LastName
Item 5. Operating and Financial Review and Prospects, page 22

2. We note that your cost of digital currency mining increased 124% from $13.8 million in
         2021 to $31 million in 2022 which you attribute to the increase in energy and infrastructure related expenses in both New York and Alabama as well as the addition of incremental miners whereas your hashrate only increased 63% from 400 PH/s in 2021 to
         650 PH/s in 2022. We also note that in 2021 you purchased 10,000 high performance
         Bitcoin miners for a total cost of $26.8 million. Please address the following:

                Disclose a comprehensive breakeven analysis for your mining operations that compares the cost to earn/mine one crypto asset with the value of the crypto asset.
                Disclose the range of the value of crypto for the periods presented and include the assumptions made in determining value and other inputs in your calculations.
                Disclose the number of data miners available to mine, including as part of any hosting arrangements that are included in digital currency mining cost.

         Provide us with your proposed disclosure.
Report of Independent Registered Public Accounting Firm, page F-1

3. In Note 25, you disclose a restatement of your fiscal 2021 financial statements. We note no reference to this restatement in the audit opinion. Please request your auditors to tell us how they considered whether to add an explanatory paragraph about the restatement to their report. Refer to AS 3101.18(e) and AS 2820.09 and .16 - .17. Consolidated Statements of Comprehensive Income, page F-3

4. Tell us the significant terms of your digital currency option calls, how you are accounting for them and why, citing the accounting literature relied upon and how you applied that literature to your facts and circumstances.
Consolidated Statements of Changes in Shareholders' Equity, page F-5

5. Please tell us why the header, Number of shares, is placed over the column for share capital and Cumulative digital currency, is placed over the columns for contributed surplus and translation adjustment.
Note 2. Significant Accounting Policies
(a) Statement of compliance, page F-6

6. We note your disclosure that the consolidated financial statements have been prepared in accordance with IFRS issued effective for the Company's reporting for the year ended
         December 31, 2022. We also note the reference in the audit report on page F-1 to IFRS as issued by the IASB and the same disclosures on pages 52 and 70. Please tell us whether the financial statements comply with IFRS as issued by the IASB and required by Item
         17(c) of Form 20-F and reconcile your disclosures accordingly.
 Michel Amar
FirstName LastNameMichel
Digihost Technology Inc. Amar
Comapany 8,
September  NameDigihost
             2023        Technology Inc.
September
Page 3    8, 2023 Page 3
FirstName LastName
(f) Revenue recognition, page F-7

7. Please respond to the following. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting.
             Provide us with the contracts you have with each of your mining pool operators, including how payments are calculated, when payments are made, and the form of payment.
             Tell us the type of service provided in each contract (e.g., FPPS, PPS+, etc.).
             Give us a thorough accounting analysis describing your application of the five steps in IFRS 15 to each contract, including the specific nature of your performance obligation under the contract terms, e.g. computing power or the performance of testing nonces. Your analysis should highlight significant accounting judgments made and alternatives considered and rejected, if any.
             Tell us the types of digital currencies mined.
             Tell us how and when you recognize your work performed to the pool operator.
             Tell us the payment terms for digital currencies earned from the mining pool operator, including identifying the form of consideration (including the type of cryptocurrency), how the amount of consideration is determined, and when you are paid.
             Tell us whether you receive any transaction fees.
             In Note 2(f), you disclose that revenue is measured based on the fair value of the digital currencies received and fair value is determined using the spot price of the digital currencies on the date of receipt. In your Form 6-K filed May 15, 2023, you disclose that revenue from Bitcoin mining is recognized based upon the average
             Bitcoin price in effect on the day the Bitcoins are mined. Tell us why the disclosures are different and how you considered IFRS 15.66.
             Explain the application of any variable consideration constraints. Tell us how you consider your agreement(s) with Northern Data, NY
LLC to split a
             portion of the mining rewards received, in your determination of revenue recognized.
8. You disclose that in 2022, the commencement of revenues associated with various hosting agreements offset the decrease in average Bitcoin prices. Please tell us and enhance future filings to separately disclose your accounting policy for hosting revenue and the related amounts recognized for the periods presented.
(g) Digital currrencies, page F-7

9.       Please respond to the following:
             Tell us how you determined to use Coinmarketcap to measure the fair value of digital currencies, as we note that Coinmarketcap is not itself a market where bitcoin and other cryptocurrencies are traded. Tell us how you considered IFRS
13.16 - .20 and
             refer for us the authoritative literature you rely upon to support your accounting.
             Explain to us why you disclose that the principal or most advantageous market is not always known.
             If the principal or most advantageous market is not always known, how are you able
 Michel Amar
FirstName LastNameMichel
Digihost Technology Inc. Amar
Comapany 8,
September  NameDigihost
             2023        Technology Inc.
September
Page 4    8, 2023 Page 4
FirstName LastName
              to make the statement that you believe any price difference amongst the principal market and an aggregated price is immaterial.
                Tell us the market(s) in which you entered into transactions to sell bitcoin and ethereum during the periods presented and the level of volume and activity of those markets.
                Tell us the names and level of volume and activity of other markets for bitcoin and ethereum that you considered in your assessment under IFRS 13.
Note 3. Digital Currencies, page F-16

10. In future filings, please revise line item descriptions (or add footnotes) to clarify whether transactions are cash or non-cash. For example, we note the line item Acquisition of digital currencies. It appears that this acquisition may have been for cash, but the disclosure does not state that it was.
11. With respect to your agreement(s) with Northern Data, please respond to the following:
             Tell us the significant terms of your agreement(s) with Northern Data. We note your
             Miner Lease and Hosting agreements and your Bitcoin miner purchase agreement.
             Tell us how you are accounting for the agreement(s) and why, citing the accounting literature relied upon and how you applied that literature to your facts and circumstances.
             Your response should address your recognition of revenue and costs under the agreement, and why the amount owed to Northern Data is accounted for at FVTPL.
             Tell us the nature of the item Miner lease and hosting of $9.8 million included in the table in Note 19 on page F-29, why this is properly classified as an operating activity, and how it reconciles to the $2.5 million of miner lease and hosting agreement included in cost of digital currency mining in your consolidated statements of comprehensive income and hosting expenses of $7.2 million disclosed on page 25.
Note. 5 Property, Plant and Equipment, page F-17

12. We note that "Powerplant in Progress" was $7.1 million and $11 million as of December
         31, 2021 and December 31, 2022, respectively. Please tell us and enhance future filings to disclose the nature and status, including why you are not depreciating and how you evaluate for impairment considering depreciation expense of 28% of the carrying value for "Powerplant in Use" in 2022.
Note 13. Warrant Liabilities, page F-21

13.      Please respond to the following:
             Tell us the significant terms of the warrants included in Note 13 and Note 15.
             Provide us with your accounting analysis for all of the warrants, citing the accounting literature applied and how you applied it to your facts and circumstances.
             Tell us where you disclose the terms of the warrants that resulted in them being accounted for as liabilities.
 Michel Amar
Digihost Technology Inc.
September 8, 2023
Page 5
Note 19. Cash Flow Supplemental Information, page F-29

14.      Please respond to the following:
             Tell us why you classified the items, Acquisition of digital currencies and Digital currencies traded for cash, within operating activities. Refer to IAS 7, including IAS
             7.16(a) and (b).
             Tell us why the amount of Digital currencies items for 2020 of $(1,824,090) in your
             Statement of Cash Flows does not agree to the detail provided in
Note 19 on page F-
             29 which shows $(3,616,161) for 2020.
Note 21. Segment Reporting, page F-30

15. Please tell us how you considered the disclosures required by IAS 8.34, Information about major customers.
Note 25. Restatement, page F-34

16. You disclose that during your external audit for fiscal 2022, you identified that the fixed-
         for-fixed condition for certain warrants was not met. Please respond to the following:
             Tell us why you did not disclose the amount of the correction for your earnings per share. Refer to IAS 8.49(b).
             On page 66, you disclose that management determined that your internal control over financial reporting was effective as of December 31, 2022. You also disclose that there were no changes in internal control over financial reporting during the fiscal year ended December 31, 2022. In light of the restatement, please tell us how you nonetheless determined that internal control over financial reporting is effective.
Form 6-K filed May 15, 2023

Note 4. Business Combination, page 8

17. You disclose that on February 8, 2023, you completed the acquisition of a 60 MW power plant in North Tonawanda, New York for a total consideration of $5.9 million, including goodwill for $2.5 million and that the transaction was accounted for as a business combination under IFRS 3, Business Combinations. We also note your disclosure that you plan to have the acquired 60MW power plant fully operational by the end of Q2 and
FirstName LastNameMichel Amar
       that the power plant infrastructure includes both Company-owned miners as well as third-
Comapany
       partyNameDigihost    Technology
              hosting. Please tell us the Inc.
                                          terms, including how you determined
that the power plant
       qualifies
September        as aPage
            8, 2023   business.
                          5     Refer to IFRS 3, paragraph 3.
FirstName LastName
 Michel Amar
FirstName LastNameMichel
Digihost Technology Inc. Amar
Comapany 8,
September  NameDigihost
             2023        Technology Inc.
September
Page 6    8, 2023 Page 6
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets